UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Martha Stewart Living Omnimedia, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

573083102

(CUSIP Number)

Allison Hoffman

Martha Stewart Living Omnimedia, Inc.

601 West 26th Street

New York, New York 10001

(212) 827-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No. 573083102

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALEXIS STEWART
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,602 shares of Class A Common Stock (1)
	8	SHARED VOTING POWER 721,112 shares of Class A Common Stock (2)
	9	SOLE DISPOSITIVE POWER 3,602 shares of Class A Common Stock (1)
	10	SHARED DISPOSITIVE POWER 721,112 shares of Class A Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 724,714 shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 3,602 shares of Class A Common Stock directly held by the Reporting Person.
(2)	As of the date hereof, the Reporting Person may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), for which the Reporting Person is a co-trustee.
(3)	Based upon a total of 32,403,652 shares of Class A Common Stock outstanding as of May 1, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 and assumes no exercises or conversions of any derivative or convertible securities relating to Class A Common Stock.

SCHEDULE 13D/A

This Amendment No. 12 (“Amendment No. 12”) amends the Statement on Schedule 13D filed on January 26, 2005, as amended by Amendment No. 1 filed on July 6, 2005, Amendment No. 2 filed on August 2, 2005, Amendment No. 3 filed on September 1, 2005, Amendment No. 4 filed on March 16, 2007, Amendment No. 5 filed on January 7, 2009, Amendment No. 6 filed on April 22, 2009, Amendment No. 7 filed on May 19, 2010, Amendment No. 8 filed on September 17, 2010, Amendment No. 9 filed on May 17, 2011, Amendment No. 10 filed on January 12, 2012, and Amendment No. 11 filed on February 18, 2015 (as amended, the “Schedule 13D”), by and on behalf of Alexis Stewart (the “Reporting Person”).

This Amendment No. 12 constitutes an exit filing for the Reporting Person whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold as a result of the transactions described in Item 4.

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

Merger Agreement

On June 22, 2015, Sequential Brands Group, Inc., a Delaware corporation (“Sequential”), Madeline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of TopCo (“Madeline Merger Sub”), Singer Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of TopCo, and Singer Madeline Holdings, Inc., a Delaware corporation (“TopCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“MSLO” or the “Issuer”), pursuant to which Sequential and the Issuer will be combined (the “Transaction”). Under the terms of the Merger Agreement, among other things, Madeline Merger Sub will merge with and into MSLO (the “MSLO Merger”), with MSLO continuing as the surviving corporation of the MSLO Merger, and each issued and outstanding share of Issuer Common Stock will be converted into the right to receive either $6.15 in cash (the “MSLO Cash Consideration”) or a number of fully-paid and nonassessable shares of common stock, par value $0.01 per share of TopCo (“TopCo Common Stock”), together with cash, in lieu of fractional shares of TopCo Common Stock, equal to the MSLO Cash Consideration divided by the volume weighted average price per share of Sequential’s common stock, par value $.001 per share (“Sequential Common Stock”), on the Nasdaq Stock Market for the consecutive period over the five trading days ending on the trading day immediately preceding the closing date, as calculated by Bloomberg Financial LP under the function “VWAP.” As a result of such transactions, the outstanding MSLO common stock would cease to be listed on The New York Stock Exchange and would be deregistered under the Securities Exchange Act of 1934.

Voting Agreement

In connection with the execution of the Merger Agreement, Sequential entered into a voting and support agreement (the “Voting Agreement”) with Martha Stewart and the Martha Stewart Family Limited Partnership (each, a “Stockholder” and together the “Stockholders”). Under the Voting Agreement, the Stockholders agreed to vote or cause to be voted, in person or proxy, their shares of Issuer Common Stock (i) in favor of the MSLO Merger, (ii) against any action or agreement submitted for the vote or written consent of stockholders that is in opposition to the MSLO Merger and (iii) against any alternative acquisition proposal. The Voting Agreement terminates on the earliest of (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the closing of the Transaction, (iii) the MSLO Board withdrawing or modifying the recommendation of advisability of the Transaction or recommending or declaring advisable the approval by MSLO stockholders of an alternative proposal, (iv) the MSLO stockholder approval has been obtained (v) the delivery of notice by Sequential of the termination of the Voting Agreement and (vi) the delivery of notice by the Stockholders to Sequential of the termination of the Voting Agreement in the event of certain fundamental amendments to the Merger Agreement without the prior consent of the MS Stockholders. The MS Stockholders also agreed not to exercise any appraisal rights they may have under Delaware law in connection with the MSLO Merger, and TopCo and Sequential agreed, following the closing of the transaction, to cause MSLO to reimburse up to $4,000,000 in out-of-pocket fees and expenses incurred by the MS Stockholders in connection with the negotiation, execution, and delivery of the Merger Agreement, the Voting Agreement and the other agreements contemplated thereby.

Also pursuant to the Voting Agreement, (i) the revocable proxy, dated October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of MSLO that are owned by Martha Stewart from time to time and (ii) the power of attorney, dated October 6, 2004, whereby MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time, were each revoked (the “Revocations”).

As a result of the Revocations disclosed in Item 4 of this Amendment No. 12, the Reporting Person dropped below the 5.0% Schedule 13D reporting threshold. The foregoing summaries of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.

Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer.

Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of the date hereof, the Reporting Person may be deemed to beneficially own 724,714 shares of Class A Common Stock. This number includes (i) 3,602 shares of Class A Common Stock owned by the Reporting Person, and (ii) 721,112 shares of Class A Common Stock held by the Foundation for which the Reporting Person and her mother (Martha Stewart) are co-trustees and share voting power and dispositive power.

The Reporting Person may be deemed to own an aggregate of 2.2% of the Class A Common Stock, which is calculated based on a total of 32,403,652 shares of Class A Common Stock outstanding as of May 1, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 and assumes no exercises or conversions of any derivative or convertible securities relating to the Class A Common Stock.

For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional 29,816 shares of Class A Common Stock owned beneficially and directly by the Martha Stewart 1999 Family Trust (the “1999 Trust”) and 37,270 shares of Class A Common Stock owned beneficially and directly by the Martha Stewart 2000 Family Trust (the “2000 Trust”), for a total beneficial ownership of 791,800 shares, which represents 2.4% of the shares of Class A Common Stock outstanding. The Reporting Person disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP in her capacity as trustee of the Martha Stewart 2012 Revocable Trust and as co-trustee or trustee, as applicable, of each of the Trusts and the Foundation, report separately on Schedules 13G. The 1999 Trust, the 2000 Trust, Lawrence Shire, as co-trustee of the 2000 Trust, and the Foundation report separately on Schedules 13D.

Part (b) of Item 5 of the Schedule 13D remains unchanged.

Part (c) of Item 5 of the Schedule 13D is eliminated in its entirety.

Part (d) of Item 5 of the Schedule 13D remains unchanged except that Parts (d)(i) and (d)(ii) are amended and restated in their entirety to read as follows:

(d) Martha Stewart and the Reporting Person, as co-trustees of the Foundation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 721,112 shares of Class A Common Stock owned by the Foundation.

Part (e) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

As a result of the Revocations disclosed in Item 4 of this Amendment No. 12, the Reporting Person dropped below the 5.0% Schedule 13D reporting threshold. Consequently, this Amendment No. 12 constitutes an exit filing for the Reporting Person.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub., Inc. and Singer Madeline Holdings, Inc. Incorporated by reference to Exhibit 2.1 to MSLO’s Current Report on Form 8-K filed June 23, 2015.

2	Voting and Support Agreement, dated as of June 22, 2015, by and among Sequential Brands Group, Inc., Singer Madeline Holdings, Inc., Martha Stewart and the Martha Stewart Family Limited Partnership. Incorporated by reference to Exhibit 99.1 to MSLO’s Current Report on Form 8-K filed June 23, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2015

Alexis Stewart

By:	/s/ Allison Hoffman
Allison Hoffman
Attorney-in-fact for Alexis Stewart